UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) Of The Securities Exchange Act Of 1934
(Amendment No. 1)

RESONANT INC.

(Name of Subject Company)

RESONANT INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

76118L102

(CUSIP Number of Class of Securities)

George B. Holmes

Chief Executive Officer

Resonant Inc.

10900 Stonelake Blvd., Suite 100, Office 02-130

Austin, Texas 78759

(805) 308-9803

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

John McIlvery, Esq.

Jonathan Friedman, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Boulevard, 20th Floor

Sherman Oaks, California 91403

(818) 444-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Resonant Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2022 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by PJ Cosmos Acquisition Company, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Murata Electronics North America, Inc., a Texas corporation (“Parent” or “Murata”), to purchase all of the issued and outstanding shares of Common Stock of the Company (“Shares”), at a per share purchase price of $4.50, net to the seller in cash, without interest, subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 28, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which are annexed to and filed with the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on February 28, 2022.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No 1. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph under the heading “Antitrust Compliance” with the following paragraph:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Murata and the Company filed their respective Premerger Notification and Report Forms with the Antitrust Division and the FTC on February 28, 2022. The waiting period applicable to the purchase of the Shares pursuant to the Offer will expire at 11:59 p.m., Eastern Time, on March 15, 2022, unless earlier terminated by the FTC and the Antitrust Division, or Murata or the Company, as applicable, receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Murata or the Company, as applicable, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Murata’s or the Company’s, as applicable, substantial compliance with that request. In practice, complying with a request for additional information and documentary material can take a significant amount of time.”

Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following sections immediately before the heading “Forward-Looking Statements”:

“Legal Proceedings

United States District Court Stockholder Litigation

On March 1, 2022, Danny Key, a purported stockholder of the Company, filed a complaint against the Company and each member of the Board in the United States District Court for the Southern District of New York, captioned Danny Key vs. Resonant, Inc., et al., Case No. 1:22-cv-01708 (the “Key Complaint”). The Key Complaint alleges that the defendants violated Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by omitting and/or misrepresenting material information in this Schedule 14D-9 (concerning, among other things, the sale process, the Company’s financial projections, and financial valuation analyses provided by the Company’s financial advisors) in connection with the proposed transaction contemplated by the Offer. The Key Complaint seeks, among other things, an order enjoining consummation of the transaction; rescission or rescissory damages in the event the transaction is consummated; an order directing the Board to disseminate a revised Schedule 14D-9; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ fees and experts’ fees.

Between March 4, 2022 and March 11, 2022, five additional complaints were filed in federal district court in New York and one additional complaint was filed in federal district court in Pennsylvania, in each case by purported stockholders of the Company: (i) Miles Weiss vs. Resonant, Inc., et al., Case No. 1:22-cv-01202-FB-PK (E.D.N.Y.) (the “Weiss Complaint”), (ii) Brian Jones vs. Resonant, Inc., et al., Case No. 1:22-cv-01855 (S.D.N.Y.) (the “Jones Complaint”), (iii) Ken Callen vs. Resonant, Inc., et al., Case No. 1:22-cv-01903 (S.D.N.Y.) (the “Callen Complaint”), (iv) Thomas Valenti vs. Resonant, Inc., et al., Case No. 1:22-cv-01244 (E.D.N.Y.) (the “Valenti Complaint”), (v) Benny Ruff vs. Resonant, Inc., et al., Case No. 2:22-cv-00861(E.D. Pa.) (the “Ruff Complaint”), and (vi) Jeffrey D. Justice, II vs. Resonant Inc. et al., Case No.  1:22-cv-01353  (E.D.N.Y.) (the “Justice Complaint”). The Weiss Complaint was voluntarily dismissed by the plaintiff on March 11, 2022.

Each of the Jones Complaint, the Valenti Complaint, the Ruff Complaint and the Justice Complaint asserts claims under Sections 14(e), 14(d), and 20(a) of the Exchange Act, and Rule 14d-9 promulgated thereunder, alleging, among other things, that defendants omitted certain material facts related to the transaction from this Schedule 14D-9. The Callen Complaint, which asserts claims under Sections 14(e) and 20(a) of the Exchange Act, alleges, in addition, that the disclosure regarding the Company’s financial projections is false and misleading in view of alleged prior statements by the Company on certain earnings calls. Each of the Jones Complaint, the Valenti Complaint, the Callen Complaint, the Ruff Complaint and the Justice Complaint seeks, among other things, to enjoin the defendants from consummating the transaction, rescissory damages should the transaction not be enjoined, and an award of attorneys’ fees and experts’ fees.

The Company and the Board believe that the allegations in each of the foregoing complaints are without merit and intend to defend their position. However, a negative outcome in any lawsuit could have a material adverse effect on the Company if it results in preliminary or permanent injunctive relief or rescission of the Merger Agreement. In addition, although the Company has directors and officers liability insurance, the Company anticipates that it will incur significant expense within its self-insured retention under that insurance. The Company is not currently able to predict the outcome of any of the lawsuits with any certainty. Additional lawsuits may be filed against the Company, the Board or management in connection with the Merger Agreement and this Schedule 14D-9. Absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

The foregoing descriptions do not purport to be complete. The foregoing summary of the Key Complaint is qualified in its entirety by reference to the Key Complaint, a copy of which is filed as Exhibit (a)(5)(B) hereto and is hereby incorporated herein by reference. The foregoing summary of each of the Jones Complaint, the Callen Complaint, the Valenti Complaint, the Ruff Complaint and the Justice Complaint is qualified in its entirety by reference to those complaints, which are filed as Exhibit (a)(5)(C), Exhibit (a)(5)(D), Exhibit (a)(5)(E), Exhibit (a)(5)(F) and Exhibit (a)(5)(G) hereto, respectively, and incorporated herein by reference.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(B)	Complaint captioned Danny Key vs. Resonant Inc. et al., filed March 1, 2022 in the United States District Court Southern District of New York (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(C)	Complaint captioned Brian Jones vs. Resonant Inc. et al., filed March 4, 2022 in the United States District Court Southern District of New York (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(5)(D)	Complaint captioned Ken Callen vs. Resonant Inc. et al., filed March 6, 2022 in the United States District Court Southern District of New York (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

(a)(5)(E)	Complaint captioned Thomas Valenti vs. Resonant Inc. et al., filed March 7, 2022 in the United States District Court Eastern District of New York (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

(a)(5)(F)	Complaint captioned Benny Ruff vs. Resonant Inc. et al., filed March 7, 2022 in the United States District Court for the Eastern District of Pennsylvania (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).

(a)(5)(G)	Complaint captioned Jeffrey D. Justice, II vs. Resonant Inc. et al., filed March 11, 2022 in the United States District Court Eastern District of New York (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2022	Resonant Inc.

	By:	/s/ Martin S. McDermut
Martin S. McDermut
Chief Financial Officer

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